MILLICOM INTERNATIONAL CELLULAR S.A.

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Andrew Mew
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

November 16, 2006

Dear Mr. Mew:

Millicom International Cellular S.A., Form 20-F for the Year ended
December 31, 2005, Filed May 06, 2006 (File No. 000-22828)

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission (the “SEC”) dated November 14, 2006 with respect to the above-referenced filing on Form 20-F of Millicom International Cellular S.A. (the “Company”).

The Company is working expeditiously to respond to the comment letter and has commenced work on a letter responding to the comments in consultation with its advisors.

In order to fully address all of the points raised in the letter, the Company believes that it will require additional time to consider and respond to the comments. Accordingly, the Company respectfully requests an extension beyond the ten business days specified in the letter. In the absence of any unforeseen issues, the Company expects to provide a full response to all comments on or before December 4, 2006.

Please do not hesitate to contact me, David Sach, with any questions.

Yours sincerely,

/s/ David Sach

David Sach Chief Financial Officer